GelTech Solutions, Inc.

1460 Park Lane South, Suite 1

Jupiter, FL 33458

(561) 427-6144

March 28, 2008

VIA EDGAR

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Form 8-K Item 4.01 filed March 21, 2008

File #0-52993

Dear Mr. Gordon:

In accordance with the Staff’s comment letter of March 26, 2008, GelTech Solutions, Inc. (the “Company”) is filing an amendment on Form 8-K/A. As requested, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact our counsel, Michael D. Harris, Esq. of Harris Cramer LLP at 561-689-4441.

Sincerely yours,

/s/ Michael Cordani

Michael Cordani

Chief Executive Officer